SKADDEN, ARPS, SLATE, MEAGHER & F LOM

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+852 3740 4863
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+852 3910 4863
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JULIE.GAO@SKADDEN.COM

PARTNERS
CHRISTOPHER W. BETTS
WILL H. CAI^
GEOFFREY CHAN*
CHI T. STEVE KWOK*
EDWARD H.P. LAM ◆*
HAIPING LI*
RORY MCALPINE ◆
CLIVE W. ROUGH ◆
JONATHAN B. STONE*
^ (ALSO ADMITTED IN CALIFORNIA)

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* (ALSO ADMITTED IN NEW YORK)

March 16, 2018

REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

VIA EDGAR

Mail Stop 3561
Mr. Justin Dobbie
Mr. J. Nolan McWilliams
Mr. Abe Friedman
Ms. Theresa Brillant
Office of Transportation and Leisure
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE

Washington, D.C. 20549

Re: iQIYI, Inc. (CIK No. 0001722608)
Registration Statement on Form F-1

Dear Mr. Dobbie, Mr. McWilliams, Mr. Friedman, and Ms. Brillant:

On behalf of our client, iQIYI, Inc., a company organized under the laws of the Cayman Islands (the "**Company**"), we are filing herewith the Amendment No. 1 to the Company's registration statement on Form F-1 (the "**Registration Statement**") and certain exhibits via EDGAR to the Securities and Exchange Commission (the "**Commission**"). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on February 27, 2018, and two copies of the exhibits filed with the Registration Statement.

The Company added certain third-party market information in the Registration Statement. In this regard, the Company has enclosed, as <u>Annex A</u> to this letter, relevant portions of the third-party market information sources cited in the Registration Statement,

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marked to highlight the applicable portions or sections containing the updated statements or statistics cited and cross-referenced to the relevant locations in the Registration Statement. Because the third-party materials are in Chinese, the Company has prepared English translations of the applicable portions of the third-party materials to facilitate the Staff's review.

The Company will commence the marketing activities in connection with the offering on March 19, 2018. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about March 28, 2018, and will file the joint acceleration requests in time before the requested acceleration time. The Company would greatly appreciate the Staff's continuing assistance and support in meeting its timetable.

2

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Hoffman Cheong, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +8610-5815-2388 or via email at Hoffman.Cheong@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc: Robin Yanhong Li, Chairman of the Board of Directors, iQIYI, Inc
      Dr. Yu Gong, Chief Executive Officer, iQIYI, Inc.
      Xiaodong Wang, Chief Financial Officer, iQIYI, Inc.
      Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
      Hoffman Cheong, Partner, Ernst & Young Hua Ming LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP